Exhibit 99.1

TAOP Announces Key Management Appointments and Launch of Two New Business Divisions

SHENZHEN, May. 10, 2021 -- Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of Internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced the appointment of Ms. Liqiong (Iris) Yan as Chief Financial Officer and the launch of two newly-created business divisions- Digital Server Business Division and G Cloud Computing Power Business Division. The Company also announced the appointment of Mr. Zhiqiang Zhao, president of TAOP, concurrently as director of Digital Server Business Division, and the appointment of Mr. Zhixiong Huang, COO of TAOP, concurrently as director of G Cloud Computing Power Business Division. Mr. Huang will no longer serve as director of the Digital Culture Business Division. Mr. Huan Li, current Executive Associate Director of Digital Culture Business Division, is promoted to serve as director of Digital Culture Business Division.

Ms. Yan, age 44, has over ten years’ experience in finance, investor relations and corporate governance. Ms. Yan served as the Company’s Assistant CFO since 2018, prior to that she was the Director of Investor Relations and Secretary of the Board of TAOP since 2007. During her tenure, Ms. Yan assisted in Company’s NASDAQ listing, Company’s strategic acquisitions and overseas equity/debt financings, and was instrumental in strategy planning, financial management and capital strategy management. Ms. Yan is a Certified Management Accountant (CMA) licensed by the Institute of Management Accountants. Ms. Yan received a postgraduate diploma in Investment from Fudan University and a bachelor’s degree in International Economics from Beijing Normal University.

The Digital Server Business Division, through research, production, sales and support functions, is dedicated to providing customers with high performance general-purpose digital servers for cloud computing and cloud storage.

The G Cloud Computing Power Business Division is dedicated to establishing global G cloud data centers, providing various industries with cloud computing power, and developing cloud service application solutions for specific industries.

Together with earlier announced Digital Culture Business Division, Blockchain and Digital Assets Business Division, and NFT Business Division, the Company is now operating with five business divisions.

“I am delighted to announce Ms. Yan’s appointment as Chief Financial Officer. Ms. Yan has shown a high level of professionalism and dedication to shareholders, and strong business analytical skills over the past 14 years at TAOP. She is now ideally suited to take on the role of CFO for our global operations,” said Mr. Jianghuai Lin, the Chairman and CEO of TAOP. “We believe the new structure of five business divisions will better facilitate the Company’s global deployment plan and will improve management execution efficiency. As such, we reiterate our 2021 financial guidance: revenues to be in the range from $40 million to $50 million, and operating income of $8 million to $10 million, including the anticipated contributions from Taoping New Media, Render Lake and new revenue streams developed in 2021.”

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements may relate to, among other things, statements regarding our expected growth and financial performance, our strategy to drive growth, expectations regarding our new businesses, anticipated benefits of the Company’s acquisitions, and our guidance for the full year ending December 31, 2021. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com